ARCELORMITTAL 6-K

EXHIBIT 99.1

ArcelorMittal reports second quarter 2025

Luxembourg, July 31, 2025 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and six-month periods ended June 30, 2025.

2Q 2025 key highlights:

Safety focus: Protecting employee health and safety is a core value of the Company. LTIF rate of 0.68x in 2Q 2025. dss+ safety audit recommendations implementation phase is underway

Sustained margin improvement: Despite continuous challenges, the Group’s results show the benefits of (i) asset optimization, (ii) regional and end market diversification, and (iii) strategic growth investments. 2Q 2025 EBITDA of $1.9bn, with a margin of $135/tonne that continues to show improvement vs. prior cycles. Net income of $1.8bn in 2Q 2025 (EPS of $2.35/sh) was positively impacted by $0.8bn exceptionals (net of impairments and tax effects)4. Adjusted net income of $1.0bn in 2Q 2025 (adjusted EPS of $1.32/sh)4

Operational momentum continues: Record quarterly iron ore production and shipments from Liberia, which remains on track to achieve its full expanded 20Mt capacity by end 2025; first slab cast at Calvert's new 1.5Mt EAF in the U.S.; India renewables reaching industrial scale and value add capacity commissioning underway

Financial strength maintained: Net debt of $8.3bn at the end of the quarter, with the increase of $1.5bn from the prior quarter end due largely to M&A impacts following the full consolidation of AM/NS Calvert, Tuper and ArcelorMittal Tailored Blanks Americas (AMTBA), which combined are expected to support higher normalized EBITDA of circa $0.3bn; liquidity remains at a robust $11.0bn7; during the quarter, S&P upgraded the Company’s credit rating to BBB (from BBB-)

Cash flow being reinvested for growth: Over the past 12 months, the Company has generated investable cash flow6 (net cash provided by operating activities less maintenance/normative capex) of $2.3bn. Over the same period, the Company has invested $1.1bn in strategic capex projects to enhance long-term EBITDA capacity, returned $1.1bn to shareholders via dividends/buybacks, and allocated a net $2.3bn to M&A

Key developments towards strategic objectives

Growth: ArcelorMittal has completed the acquisition of Nippon Steel’s 50% stake in AM/NS Calvert, gaining full control of one of North America’s most advanced steel making facilities. Calvert’s new 1.5Mt EAF, the first of its kind designed to supply exposed automotive grades, has been successfully commissioned, with the first slabs cast during the quarter. Together with a new 7-year slab supply agreement signed with NSC/USS, this ensures Calvert’s needs for U.S. “domestically melted and poured” material. Additionally, ArcelorMittal acquired control of the Brazilian pipe producer Tuper (a JV in which it already held a 40% interest) and regained control of AMTBA to accelerate growth in high-value tubular and automotive markets in North America

Organic growth: The Group's strong financial position enables the consistent funding of organic growth projects to support future profitability and investable cash flow. The Group‘s high return strategic growth projects, together with the impact of recent M&A, are expected to increase future EBITDA potential by $2.1bn6. The EBITDA benefit targeted for 2025 is $0.7bn, of which $0.2bn was captured in 1H 2025 EBITDA

Encouraging EU trade policy momentum to restore fair competition: the “Steel and Metals Action Plan” recognizes the factors needed to restore industry competitiveness; an effective carbon border and more efficient trade measures that limit import penetration to historical levels have the potential to support improved domestic steel capacity utilization rates and restore the industry’s health. It is imperative that these plans are swiftly turned into concrete actions, with announcements anticipated in 2H 2025 on the details of the new tool that will replace the current safeguard measures and a proposal to close major loopholes in the Carbon Border Adjustment Mechanism (CBAM)

Consistent shareholder returns: As per its capital allocation and return policy, in addition to its growing base dividend ($0.55/sh, paid in 2 equal instalments), the Company will continue to return a minimum of 50% of post-dividend annual free cash flow to shareholders. Since September 20205, the Company has used buybacks to reduce its fully diluted shares outstanding by 38%. So far in 2025, the Company has repurchased 8.8m shares at a total cost of $262m

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Sales	15,926	14,798	16,249	30,724	32,531
Operating income	1,932	825	1,046	2,757	2,118
Net income attributable to equity holders of the parent	1,793	805	504	2,598	1,442
Adjusted net income attributable to equity holders of the parent[4]	1,005	805	677	1,810	1,434
Basic earnings per common share (US$)	2.35	1.05	0.63	3.40	1.80
Adjusted basic earnings per common share (US$)[4]	1.32	1.05	0.85	2.37	1.79

Operating income/tonne (US$/t)	140	60	75	101	77
EBITDA	1,860	1,580	1,862	3,440	3,818
EBITDA/tonne (US$/t)	135	116	134	125	140

Crude steel production (Mt)	14.4	14.8	14.7	29.2	29.1
Steel shipments (Mt)	13.8	13.6	13.9	27.4	27.3
Total Group iron ore production (Mt)	11.8	11.8	9.5	23.6	19.7
Iron ore production (Mt) (AMMC and Liberia only)	8.3	8.4	5.9	16.7	12.4
Iron ore shipment (Mt) (AMMC and Liberia only)	9.9	8.0	6.2	17.9	12.5

Weighted average common shares outstanding (in millions)	762	768	794	765	802

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“Half-way through the year, it is encouraging that we are seeing an improvement in our safety results compared with 2024. We are less than one year into what we know will be at least a three-year transformation, and there is meaningful progress to report on the implementation of the six-core safety-audit recommendations. I appreciate the commitment every employee is giving to ensuring that safety becomes a core value that underpins everything we do.

Turning to the financial performance, as anticipated we saw an improved quarter, with EBITDA per tonne reaching a healthy $135. The underlying strength of the business is good, but like every company we must navigate the backdrop of ongoing geopolitical and tariff disruptions.

Our primary focus is always to meet the requirements of the domestic markets, and our ability to produce high-quality melted and poured steels in the US was strengthened in the quarter as we took full ownership of Calvert. We have transformed Calvert from an advanced finishing operation into a low-carbon steelmaking facility capable of producing the highest-quality steels for all customer segments including automotive. Calvert will become a new center of excellence for ArcelorMittal in the United States.

We continue to execute other strands of our strategic growth agenda, which together with recent M&A, is expected to deliver an incremental $2.1 billion of EBITDA. This includes our mining operations in Liberia, which marked the inauguration of the new concentrator, enabling us to increase production capacity to 20 million tonnes. Liberia continues to demonstrate the benefits of diversification, delivering another quarter of record iron-ore production and shipments.

In Europe, trends towards increased government spending on defense and infrastructure, is clearly positive for the steel industry. However, while the Steel and Metals Action Plan signalled a clear intention to address the critical challenges, we are still awaiting updates to safeguards, the CBAM, and energy prices. It remains a crucial year for European steelmaking, and I sincerely hope that Europe will hold good onto its commitment to defend and prioritize its domestic steel industry.

Despite the many challenges facing global business today, I am confident that ArcelorMittal has a profile that will enable us to continue to grow and thrive. Our strong balance sheet and diverse business model allows us to invest in growth while delivering consistent shareholder returns through our ongoing program of share buybacks. And our unique global presence enables us to benefit from high-growth markets such as India and Brazil, as well as take advantage of new opportunities such as renewable energy."

Safety and sustainable development

Health and safety:

Protecting employee health and safety is a core value of the Company. LTIF rate of 0.68x in 2Q 2025 (vs 0.63x in 1Q 2025 and 0.57x in 2Q 2024).

The Company is on a three-year transformation program, following a comprehensive safety audit performed in 2024. In the first year, the focus has been on laying the foundations for long-term improvements across the organization. Key areas of progress have included:

•	The three lines of assurance have been strengthened with ~20 sites completing second line audits by 1H 2025, enabling the third line audits to commence. All the industrial sites second line audits are planned to be performed within the next 2 years.
•	Enhanced safety leadership training has been rolled out to senior management, providing a strong foundation for the Company to strengthen ‘one safety culture’ across the Group. More than 80 senior leaders have started the year long training (including 100% of targeted Vice Presidents).
•	Contractors are being fully embedded into our safety management processes. This is being reinforced by the roll out of the Mandatory Life Saving Golden Rules Certification to contractors and a tighter contractor sanction policy.

In years 2 and 3, the Company will embed these changes to ensure consistency, discipline and results in every region.

Own personnel and contractors – Lost time injury frequency rate

	2Q 25	1Q 25	2Q 24	1H 25	1H 24
North America	0.29	0.23	0.31	0.26	0.14
Brazil	0.39	0.32	0.15	0.35	0.13
Europe	1.23	1.16	1.06	1.21	1.14
Sustainable Solutions	1.26	1.22	1.09	1.24	0.98
Mining	0.11	0.23	0.15	0.17	0.16
Others	0.54	0.45	0.47	0.50	0.60
Total	0.68	0.63	0.57	0.66	0.59

Sustainable development highlights:

•	European policy advocacy: The Steel and Metals Action Plan identifies the actions required to ensure industry competitiveness. However, the Company urges faster and effective implementation of the Steel and Metals Action Plan in 2H 2025 to support the sustainability of steelmaking in Europe and its transition to low carbon technologies.
•	Economic decarbonization via EAFs: The Company will have a phased approach to decarbonization in Europe starting with EAFs. The Company has announced its intention to invest in a 2Mt EAF in Dunkirk for €1.2 billion, subject to the implementation of all the conditions in particular the efficient trade measure replacing the current steel safeguards and an effective carbon border adjustment mechanism. The Company currently has 29 EAFs in the Group, with 21.5Mt per year of capacity which will increase to 23.4Mt by 2026 with the two projects in Gijon and Sestao.

Analysis of results for the six months ended June 30, 2025 versus results for the six months ended June 30, 2024

Sales for 1H 2025 decreased by 5.6% to $30.7 billion as compared with $32.5 billion for 1H 2024, primarily due to 7.5% lower average steel selling prices.

Operating income for 1H 2025 of $2.8 billion was 30.2% higher as compared to $2.1 billion in 1H 2024 primarily due to the net positive impact of $1.0 billion exceptional items and impairments. This includes a $1.7 billion gain recognized on consolidation reflecting the assessed fair value of the asset less consideration paid and debt assumed from acquiring Nippon Steel’s 50% stake in AM/NS Calvert, partially offset by the final settlement of the purchase price of Votorantim's long business in Brazil ($0.4 billion)9 and $0.2 billion in impairments related to the announced divestments of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia.

EBITDA decreased by 9.9% to $3,440 million in 1H 2025 as compared to $3,818 million in 1H 2024, primarily driven by weaker results in the North America (S232 tariffs and their resultant impact on costs and Canadian and Mexican pricing) and India and JVs segments (weaker average selling prices) offset in part by an improvement in the Europe segment primarily due to higher volume and a positive price-cost effect.

Foreign exchange and net financing costs in 1H 2025 were an income of $123 million (benefiting from the 12.8% depreciation of the US dollar against the euro), compared to a loss of $521 million in 1H 2024 (which was negatively impacted by the 3.1% appreciation of the US dollar against the euro).

Net income increased to $2,598 million in 1H 2025 as compared to $1,442 million in 1H 2024, mainly driven by $0.8 billion in exceptional items (net of impairments and tax effects) and higher foreign exchange gains. Adjusted net income was $1,810 million in 1H 2025 as compared to $1,434 million in 1H 2024, with adjusted basic earnings per common share of $2.374 in 1H 2025 as compared to $1.79 for 1H 2024.

Net cash provided by operating activities in 1H 2025 was $1.1 billion as compared to $1.0 billion in 1H 2024 and includes a working capital investment of $1.5 billion as compared to $1.6 billion in 1H 2024. Free cash outflow during 1H 2025 of $0.8 billion includes capex of $1.9 billion (including strategic growth projects totaling $0.5 billion). The free cash outflow, together with ongoing shareholder returns of $0.5 billion (including $0.2 billion of dividends) and M&A (primarily Calvert) during the period, led to an increase in net debt to $8.3 billion on June 30, 2025, as compared to $5.1 billion on December 31, 2024. Gross debt of $13.7 billion on June 30, 2025, as compared to $11.6 billion on December 31, 2024.

Analysis of results for 2Q 2025 versus 1Q 2025

Sales increased by 7.6% to $15.9 billion in 2Q 2025 as compared to $14.8 billion in 1Q 2025 primarily due to 6.8% increase in average steel selling prices.

Operating income of $1.9 billion in 2Q 2025 was significantly higher as compared to $825 million in 1Q 2025 primarily due to the net positive impact of $1.0 billion exceptional items and impairments as discussed above.

EBITDA increased by 17.7% in 2Q 2025 to $1,860 million as compared to $1,580 million in 1Q 2025, primarily due to a positive price-cost effect in Europe and higher contribution from India and JVs segment, offset in part by a decline in North America (due to S232 tariff impacts as well as unplanned maintenance in Mexico) and Mining segment (lower iron ore reference selling prices and higher costs more than offsetting the strong shipment performance).

Net income increased to $1,793 million in 2Q 2025, as compared to $805 million in 1Q 2025 (adjusted net income of $1,005 million in 2Q 2025)4, primarily due to impact of $0.8bn exceptional items (net of impairments and tax effects)4.

Net cash provided by operating activities during 2Q 2025 amounted to $1.4 billion, compared to net cash used in operating activities of $0.4 billion in 1Q 2025, reflecting mainly a $0.2 billion release of working capital in 2Q 2025 as compared to a working capital investment of $1.7 billion in 1Q 2025. Capex for the quarter amounted to $0.9 billion (including $0.2 billion spent on strategic growth projects) as compared to $1.0 billion (including $0.3 billion spend on strategic growth projects) in 1Q 2025.

Free cash inflow of $0.5 billion, dividends paid to ArcelorMittal shareholders of $0.2 billion, M&A of $1.4 billion, and share repurchases of $0.2 billion resulted in an increase in net debt to $8.3 billion on June 30, 2025, as compared to $6.7 billion on March 31, 2025.

Analysis of operations

North America

(USDm) unless otherwise shown	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Sales	3,102	2,877	3,162	5,979	6,509
Operating income	1,848	350	338	2,198	923
Depreciation	(152)	(125)	(129)	(277)	(249)
Exceptional items	1,742	—	—	1,742	—
EBITDA	258	475	467	733	1,172
Crude steel production (Kt)	2,034	2,255	1,823	4,289	4,003
- Flat shipments (Kt)	1,995	2,107	1,865	4,102	4,110
- Long shipments (Kt)	664	668	719	1,332	1,385
Steel shipments* (Kt)	2,531	2,643	2,468	5,174	5,264
Average steel selling price (US$/t)	1,002	902	1,040	951	1,041

* North America steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels: 2Q'25 357kt; 1Q'25 469kt; 2Q'24 476kt; 1H'25 826kt and 1H'24 957kt.

Sales in 2Q 2025 increased by 7.8% to $3.1 billion, as compared to $2.9 billion in 1Q 2025, primarily driven by an 11.1% increase in average steel selling prices. Excluding the impact of the consolidation of AM/NS Calvert (on June 18, 2025) and AMTBA (on April 1, 2025), average selling prices were relatively stable. Furthermore, sales were negatively impacted by a 4.2% decline in steel shipment volumes due to unplanned maintenance in Mexico and weaker apparent demand.

Operating income in 2Q 2025 increased to $1.8 billion, largely due to a $1.7 billion exceptional gain from the acquisition of Nippon Steel’s 50% stake in AM/NS Calvert. Underlying operating performance declined, primarily reflecting the additional costs imposed on the business by Section 232 tariffs (which were further increased to 50% from June 4, 2025) as well as the impact of unplanned maintenance in Mexico (approximately $40 million) and the impacts of weaker apparent demand on shipment volumes.

As a result, EBITDA in 2Q 2025 declined to $258 million as compared to $475 million in 1Q 2025.

On June 18, 2025, ArcelorMittal completed the acquisition of Nippon Steel’s 50% equity stake in AM/NS Calvert, now fully owned and renamed ArcelorMittal Calvert. This consolidation brings 100% of Calvert EBITDA ($614 million in 2024) within the North America segment; previously ~60% of this was captured in Group EBITDA (~45% within North America segment and ~15% in India and JVs segment).

Brazil

(USDm) unless otherwise shown	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Sales	2,816	2,648	3,243	5,464	6,294
Operating (loss)/income	(137)	306	325	169	627
Depreciation	(91)	(85)	(88)	(176)	(182)
Exceptional items	(453)	—	—	(453)	—
EBITDA	407	391	413	798	809
Crude steel production (Kt)	3,540	3,579	3,607	7,119	7,171
- Flat shipments (Kt)	2,334	2,057	2,441	4,391	4,578
- Long shipments (Kt)	1,176	1,120	1,215	2,296	2,276
Steel shipments (Kt)	3,498	3,158	3,637	6,656	6,817
Average steel selling price (US$/t)	747	774	826	760	854

Sales in 2Q 2025 increased by 6.4% to $2.8 billion as compared to $2.6 billion in 1Q 2025, primarily driven by a 10.8% increase in steel shipments, reflecting shipment timing and seasonality compared to the prior quarter, offset in part by a 3.5% decline in average steel selling prices.

There was an operating loss in 2Q 2025 of $137 million as compared to an operating income of $306 million in 1Q 2025. 2Q 2025 included an exceptional cost of $453 million mainly related to the final settlement of the purchase price of Votorantim's long business in Brazil9. Without this one-time charge, performance improved slightly with higher shipment volumes, offset in part by lower average steel selling prices.

EBITDA in 2Q 2025 increased by 4.1% to $407 million as compared to $391 million in 1Q 2025, as discussed above.

Europe

(USDm) unless otherwise shown	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Sales	7,653	7,218	7,822	14,871	15,669
Operating income	150	90	194	240	263
Depreciation	(283)	(280)	(268)	(563)	(542)
Impairment items	(194)	—	—	(194)	—
EBITDA	627	370	462	997	805
Crude steel production (Kt)	7,530	7,987	8,041	15,517	15,645
- Flat shipments (Kt)	5,239	5,418	5,206	10,657	10,508
- Long shipments (Kt)	2,073	2,111	2,204	4,184	4,143
Steel shipments (Kt)	7,305	7,528	7,407	14,833	14,643
Average steel selling price (US$/t)	926	834	929	879	937

Crude steel production in 2Q 2025 declined as compared to 1Q 2025 primarily due to the planned reline of Dunkirk BF4, which restarted mid-July 2025.

Sales in 2Q 2025 increased by 6.0% to $7.7 billion as compared to $7.2 billion in 1Q 2025, primarily due to a 11.0% increase in average steel selling prices offset in part by a 3.0% decline in steel shipment volumes which was impacted by apparent demand. 2Q 2025 steel shipments were 1.4% lower year-on-year, reflecting a 6% decline in Long product shipments whilst Flat product shipments were stable.

Operating income in 2Q 2025 of $150 million was higher as compared to $90 million in 1Q 2025, primarily due to a positive price-cost effect, which was partially offset by lower steel shipments and impairments of $194 million related to the disposal of Zenica and Prijedor in Bosnia.

EBITDA in 2Q 2025 of $627 million was 69.7% higher as compared to $370 million in 1Q 2025, primarily due to a positive price-cost effect, offset in part by lower steel shipments.

India and JVs

Income from associates, joint ventures and other investments was higher in 2Q 2025 at $199 million, as compared to $99 million in 1Q 2025 primarily due to a higher income from AMNS India.

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considered AM/NS Calvert (50% equity interest prior to the full consolidation as from June 18, 2025) and considers AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

AMNS India

(USDm) unless otherwise shown	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Production (Kt) (100% basis)	1,827	1,684	1,867	3,511	3,851
Shipments (Kt) (100% basis)	1,775	1,882	1,892	3,657	3,908
Sales (100% basis)	1,489	1,448	1,580	2,937	3,395
EBITDA (100% basis)	200	101	237	301	549

Sales in 2Q 2025 increased by 2.8% to $1.5 billion as compared to $1.4 billion in 1Q 2025, primarily due to an increase in average steel prices (supported by safeguard measures introduced in April 2025), offset by a 5.7% decline in steel shipments.

EBITDA during 2Q 2025 improved significantly to $200 million as compared to $101 million in 1Q 2025, driven primarily by higher steel selling prices.

AM/NS Calvert

Effective June 18, 2025, the AM/NS Calvert operations have been fully consolidated following the transfer of 100% ownership to ArcelorMittal. From such date, AM/NS Calvert’s financial results are reported within the North America segment. For illustrative purposes only, standalone performance for AM/NS Calvert in the second quarter is presented to provide additional clarity and context regarding segmental contributions.

(USDm) unless otherwise shown	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Production (Kt) (100% basis)	1,245	1,258	1,202	2,503	2,418
Shipments (Kt) (100% basis)	1,257	1,141	1,145	2,398	2,276
Sales (100% basis)	1,314	1,160	1,244	2,474	2,480
EBITDA (100% basis)	224	158	166	382	354

Note: Production includes all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs. Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products. EBITDA of AM/NS Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.

Sales in 2Q 2025 increased by 13.2% to $1.3 billion as compared to $1.2 billion in 1Q 2025, primarily due to higher average selling prices and 10.1% increase in shipments.

EBITDA during 2Q 2025 of $224 million was 41.5% higher as compared to $158 million in 1Q 2025, primarily due to higher average selling prices and 10.1% increase in shipments (record quarterly shipments achieved in 2Q 2025).

Sustainable Solutions

(USDm) unless otherwise shown	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Sales	2,725	2,580	2,891	5,305	5,780
Operating income	77	37	55	114	81
Depreciation	(51)	(50)	(40)	(101)	(84)
EBITDA	128	87	95	215	165

Sales in 2Q 2025 increased by 5.6% to $2.7 billion as compared to $2.6 billion in 1Q 2025.

Operating income in 2Q 2025 was $77 million as compared to $37 million in 1Q 2025, primarily due to a seasonal improvement in the construction business and ramp-up of the India renewables project (see below).

EBITDA in 2Q 2025 of $128 million was 48.0% higher as compared to $87 million in 1Q 2025, primarily due to seasonally higher construction business activity and improved EBITDA contribution from the ramp-up of the India renewables project (operating at >90% of target plant load and contributing $24 million EBITDA, in line with targeted profitability).

Mining

(USDm) unless otherwise shown	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Sales	857	735	641	1,592	1,370
Operating income	196	253	150	449	396
Depreciation	(66)	(67)	(66)	(133)	(131)
EBITDA	262	320	216	582	527
Iron ore production (Mt)	8.3	8.4	5.9	16.7	12.4
Iron ore shipment (Mt)	9.9	8.0	6.2	17.9	12.5

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.

Sales in 2Q 2025 increased by 16.6% to $857 million as compared to $735 million in 1Q 2025, primarily due to 22.7% higher iron ore shipments, offset in part by 6.0% decline in iron ore reference prices.

Iron ore production in 2Q 2025 marginally decreased to 8.3Mt as compared to 8.4Mt in 1Q 2025. Production in ArcelorMittal Mines Canada (AMMC) was impacted by planned maintenance. Production in Liberia reached a record level driven by operational improvements and ramp up of phase 2 infrastructure and mining equipment.

Iron ore shipments in 2Q 2025 included ~2Mt of inventory from prior periods that had accumulated at Port Cartier (AMMC) during the rehabilitation of the wharf.

Operating income in 2Q 2025 decreased by 22.5% to $196 million as compared to $253 million in 1Q 2025, driven by impacts of lower iron ore prices (including lower premia) and higher costs offset in part by higher iron ore shipments.

EBITDA in 2Q 2025 of $262 million was 18.0% lower as compared to $320 million in 1Q 2025, as discussed above.

Recent developments

•	On June 18, 2025, in accordance with the definitive Equity Purchase Agreement (the “EPA”) signed between ArcelorMittal and Nippon Steel Corporation (“NSC”) on October 11, 2024, the Company confirms that it has completed the acquisition of NSC’s 50% equity stake in AM/NS Calvert, with ArcelorMittal already holding the balance. The facility, now renamed ArcelorMittal Calvert, was originally acquired by ArcelorMittal and NSC in 2014 from ThyssenKrupp for total consideration of $1.55 billion. The operation was originally built at a cost of approximately $5 billion. It commenced operations in 2010 and has a flat rolled steel capacity of 5.3 million metric tonnes, annually. It is one of the most advanced steel making facilities in North America, with assets that include: State-of-the-art hot strip mill (HSM) designed to roll advanced high strength steels (AHSS), Line Pipe and Stainless products; Continuous Pickling Line (CPL) and coupled Pickle Line-Tandem Cold Mill (PLTCM) optimized for auto production (including exposed); and Coating and Continuous Annealing Lines, galvanized, galvanneal, aluminized, and cold rolled, which can supply advanced automotive grades including Gen3 AHSS and Press Hardened Steel (PHS).
•	On May 5, 2025, following approval by the Brazilian antitrust authority CADE on April 4, 2025, ArcelorMittal acquired control of the Brazilian pipe producer Tuper, a joint venture in which it already held a 40% interest for $0.2 billion. Tuper is one of the largest steel processing companies in Latin America serving oil and gas, civil construction, infrastructure, industrial and automotive markets.
•	On April 1, 2025, ArcelorMittal increased its interest in the joint venture AMTBA from 80% to 90% and regained control following certain amendments of the shareholders' agreement. AMTBA manufactures light-weighting solutions for the automotive industry through laser welding and has facilities across Canada, the United States and Mexico.

Outlook

Due to ongoing tariff headwinds, economic activity remains subdued; no restocking has been observed as customers maintain a “wait and see” approach. This has created some headwinds to demand that were not anticipated at the beginning of the year, concentrated in the United States, where flat product apparent steel consumption (ASC) is now forecast to decline slightly in 2025 within the range of -2.0% to 0% (as compared to growth of 1.0% to 3.0% forecast at the beginning of the year). Section 232 tariffs have also increased costs and negatively impacted the supply/demand balance in Canada and Mexico markets.

In Europe demand is faring relatively better, and flat product ASC growth is expected in the range of -0.5% to +1.5% in 2025, only marginally below the forecast at the beginning of the year (+0% to +2.0%) due to more limited direct tariff impacts and support from lower interest rates. Looking beyond the near-term challenges (seasonal demand weakness and manufacturing activity at stable but low levels), inventories in Europe remain low, and the prospects of incremental trade policy support, a strengthened carbon border adjustment mechanism, together with higher infrastructure and defense spending, may materially improve the medium-term outlook.

So far this year, steel demand in Brazil has been stronger than initial expectations, and the Company now forecasts positive ASC growth of up to 2.0% in 2025 (vs. a stable demand forecast previously). India continues to be the fastest growing major steel market, with demand well supported particularly by infrastructure investment; ASC remains on track to increase in the range of 6.0% to 7.0% in 2025.

As a result, World ex-China ASC is now expected to grow by +1.5% to +2.5% in 2025, as compared to the initial +2.5% to +3.5% guidance provided at the beginning of the year. China’s steel industry capacity remains unsustainable, and its elevated exports continue to weigh on ex-China fundamentals. China demand is expected to remain broadly stable in 2025, with the tariff impacts on exports and real estate weakness being offset by manufacturing and infrastructure demand.

Further contributions from strategic growth projects and Calvert consolidation should support 2H 2025 profitability which will face increased headwinds from Section 232 tariffs and impacts of seasonality. Free cash flow is expected to be positive in 2025, supported by a release of working capital in 2H 2025.

Looking to the medium term, the Company remains positive on the steel demand outlook and believes that it is optimally positioned to execute its strategy of growth with capital returns, and therefore has made no changes to its investment or capital return plans. Capex for 2025 remains guided at $4.5–$5.0 billion, including $1.4–$1.5 billion for strategic growth and $0.3–$0.4 billion for decarbonization projects. Furthermore, the completion and ramp-up of the Company’s strategic growth projects is expected to support structurally higher EBITDA and investable cash flow in the coming periods.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
ASSETS
Cash and cash equivalents	5,443	5,319	6,484
Trade accounts receivable and other	4,628	4,108	3,375
Inventories	19,126	16,877	16,501
Prepaid expenses and other current assets	3,576	3,362	3,022
Assets held for sale[8]	199	—	—
Total Current Assets	32,972	29,666	29,382

Goodwill and intangible assets	5,343	4,599	4,453
Property, plant and equipment	39,621	34,705	33,311
Investments in associates and joint ventures	10,668	11,711	11,420
Deferred tax assets	8,586	8,904	8,942
Other assets	1,688	1,867	1,877
Total Assets	98,878	91,452	89,385

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,173	3,456	2,748
Trade accounts payable and other	12,741	11,884	12,921
Accrued expenses and other current liabilities	7,583	6,656	6,156
Liabilities held for sale[8]	103	—	—
Total Current Liabilities	23,600	21,996	21,825

Long-term debt, net of current portion	10,559	8,591	8,815
Deferred tax liabilities	2,429	2,418	2,338
Other long-term liabilities	5,820	5,148	5,121
Total Liabilities	42,408	38,153	38,099

Equity attributable to the equity holders of the parent	54,378	51,206	49,223
Non-controlling interests	2,092	2,093	2,063
Total Equity	56,470	53,299	51,286
Total Liabilities and Shareholders’ Equity	98,878	91,452	89,385

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Sales	15,926	14,798	16,249	30,724	32,531
Depreciation (B)	(697)	(656)	(635)	(1,353)	(1,277)
Impairment items[2] (B)	(194)	—	—	(194)	—
Exceptional items[3] (B)	1,162	—	—	1,162	—
Operating income (A)	1,932	825	1,046	2,757	2,118
Operating margin %	12.1%	5.6%	6.4%	9.0%	6.5%

Income from associates, joint ventures and other investments (C)	199	99	181	298	423
Impairments and exceptional items of associates, joint ventures and other investments	48	—	—	48	—
Net interest expense	(73)	(48)	(7)	(121)	(70)
Foreign exchange and other net financing gain/(loss)	8	115	(260)	123	(521)
Non-cash mark-to-market (loss)/gain until acquisition of c.28.4% Vallourec shares	—	—	(173)	—	8
Income before taxes and non-controlling interests	2,114	991	787	3,105	1,958
Current tax expense	(139)	(181)	(179)	(320)	(500)
Deferred tax (expense)/benefit	(146)	12	(96)	(134)	28
Income tax expense (net)	(285)	(169)	(275)	(454)	(472)
Net income including non-controlling interests	1,829	822	512	2,651	1,486
Non-controlling interests loss	(36)	(17)	(8)	(53)	(44)
Net income attributable to equity holders of the parent	1,793	805	504	2,598	1,442

Basic earnings per common share ($)	2.35	1.05	0.63	3.40	1.80
Diluted earnings per common share ($)	2.34	1.04	0.63	3.38	1.79

Weighted average common shares outstanding (in millions)	762	768	794	765	802
Diluted weighted average common shares outstanding (in millions)	765	771	797	768	804

OTHER INFORMATION
EBITDA (A-B+C)	1,860	1,580	1,862	3,440	3,818
EBITDA Margin %	11.7%	10.7%	11.5%	11.2%	11.7%

Total Group iron ore production (Mt)	11.8	11.8	9.5	23.6	19.7
Crude steel production (Mt)	14.4	14.8	14.7	29.2	29.1
Steel shipments (Mt)	13.8	13.6	13.9	27.4	27.3

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Operating activities:
Income attributable to equity holders of the parent	1,793	805	504	2,598	1,442
Adjustments to reconcile net result to net cash provided by operations:
Non-controlling interests income	36	17	8	53	44
Depreciation and impairments[2]	891	656	635	1,547	1,277
Exceptional items[3]	(1,162)	—	—	(1,162)	—
Income from associates, joint ventures and other investments	(199)	(99)	(181)	(298)	(423)
Impairments and exceptional items of associates, joint ventures and other investments	(48)	—	—	(48)	—
Deferred tax (benefit)/loss	146	(12)	96	134	(28)
Change in working capital	221	(1,712)	84	(1,491)	(1,635)
Other operating activities (net)	(262)	(9)	(73)	(271)	296
Net cash provided/(used) by operating activities (A)	1,416	(354)	1,073	1,062	973
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(886)	(967)	(985)	(1,853)	(2,221)
Other investing activities (net)	123	(62)	(57)	61	217
Net cash used in investing activities	(763)	(1,029)	(1,042)	(1,792)	(2,004)
Financing activities:
Net (payments)/proceeds relating to payable to banks and long-term debt	(358)	197	1,007	(161)	673
Dividends paid to ArcelorMittal shareholders	(210)	—	(200)	(210)	(200)
Dividends paid to minorities shareholders (C)	(16)	(30)	(7)	(46)	(84)
Share buyback	(168)	(94)	(293)	(262)	(890)
Lease payments and other financing activities (net)	(61)	(50)	7	(111)	(45)
Net cash (used)/provided by financing activities	(813)	23	514	(790)	(546)
Net (decrease)/increase in cash and cash equivalents	(160)	(1,360)	545	(1,520)	(1,577)
Cash and cash equivalents transferred to assets held for sale	(29)	—	—	(29)	—
Effect of exchange rate changes on cash	302	205	(81)	507	(271)
Change in cash and cash equivalents	113	(1,155)	464	(1,042)	(1,848)

Free cash flow (A+B+C)	514	(1,351)	81	(837)	(1,332)

Appendix 1: Capital expenditures1

(USD million)	2Q 25	1Q 25	2Q 24	1H 25	1H 24
North America	113	110	100	223	211
Brazil	139	180	211	319	414
Europe	294	329	275	623	718
Sustainable Solutions	77	53	80	130	240
Mining	208	235	262	443	497
Others	55	60	57	115	141
Total	886	967	985	1,853	2,221

Appendix 1a: Strategic growth projects completed during the last 4 quarters

Segment	Site / unit	Capacity / details	Impact on EBITDA[6]	Key date / forecast completion
Sustainable Solutions	Andhra Pradesh (India)	Renewable energy project: 1GW of nominal solar and wind power	$0.1bn (incl. our share of net income in AMNS India)	2Q 2025
Mining	Liberia mine	Iron ore expansion to 20Mt/year; blending a portion of the new concentrate with crushed ore product to produce a sinter feed blend (>62% Fe)	$450m	Commissioning underway
North America	Calvert	New 1.5Mt EAF and caster	$85m	Commissioned

Appendix 1b: Ongoing strategic growth projects10

Segment	Site / unit	Capacity / details	Impact on EBITDA[6]	Key date / forecast completion
Brazil	Serra Azul mine	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	$100m	2H 2025
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4Mt/pa	$70m	2H 2025
Europe	Mardyck (France)	New Electrical Steels facilities to produce 170kt NGO Electrical Steels (of which 145kt for auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	$100m	2H 2025 ACL 2H 2026 APL/REV
North America	Las Truchas mine (Mexico)	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3Mt/year) with DRI concentrate grade capability	$50m	2H 2026
AMNS India	Hazira	Debottlenecking existing assets; AMNS India medium-term Phase 1 plans are to expand and grow in Hazira to ~15Mt by end of 2026; ongoing downstream projects; additional greenfield opportunities under development	$0.4bn (our 60% share of net income for Phase 1 and ongoing downstream projects)	2H 2026
North America	AM Calvert (US)	Advanced manufacturing facility for non-grain-oriented electrical steel (NOES) with a capacity of up to 150kt per year, essential for EV production and other commercial / industrial applications. The project consists of annealing and pickling line (APL), reversing cold mill (RCM) and annealing and varnishing (ACL)	$230m	2H 2027

Appendix 2: Debt repayment schedule as of June 30, 2025

(USD billion)	2025	2026	2027	2028	≥2029	Total
Bonds	0.9	1.1	1.2	0.6	4.2	8.0
Commercial paper	0.8	0.2	—	—	—	1.0
Other loans	0.7	0.3	0.8	0.6	2.3	4.7
Total gross debt	2.4	1.6	2.0	1.2	6.5	13.7

As of June 30, 2025, the average debt maturity is 7.6 years.

Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Gross debt	13,732	12,047	11,563
Less: Cash and cash equivalents	(5,443)	(5,319)	(6,484)
Less: Cash and cash equivalents held as part of the assets held for sale[8]	(29)	0	0
Net debt (including Cash and cash equivalents held as part of assets held for sale)	8,260	6,728	5,079

Net debt / LTM EBITDA	1.2	1.0	0.7

Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	2Q 25	1Q 25	2Q 24	1H 25	1H 24
Net income attributable to equity holders of the parent	1,793	805	504	2,598	1,442
Impairment items[2]	(194)	—	—	(194)	—
Exceptional items[3]	1,162	—	—	1,162	—
Impairments and exceptional items of associates, joint ventures, and other investments	48	—	—	48	—
Mark-to-market (loss)/gain on purchase of stake in Vallourec	—	—	(173)	—	8
Related tax impacts and one-off tax charges[3]	(228)	—	—	(228)	—
Adjusted net income attributable to equity holders of the parent	1,005	805	677	1,810	1,434

Weighted average common shares outstanding (in millions)	762	768	794	765	802
Adjusted basic EPS $/share	1.32	1.05	0.85	2.37	1.79

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.

Adjusted net income: refers to reported net income(loss) less impairment items and exceptional items (including mark-to-market on purchase of Vallourec shares and related tax impacts and one-off tax charges).

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represent cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e. AMNS India and AM/NS Calvert until June 18, 2025).

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: defined as operating income (loss) plus depreciation, impairment items and exceptional items and income (loss) from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders. The term free cash outflow is used when the difference is negative (i.e., negative free cash flow)

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.

Kt: refers to thousand metric tonnes.

Liquidity: defined as cash and cash equivalents (included cash held as part of assets held for sale) plus available revolving credit facilities

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Maintenance/normative capex: refers to capital expenditures outside of strategic capital expenditures and decarbonization projects (and includes cost reduction plans and environment projects as well as general maintenance capital expenditures).

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents (including cash and cash equivalents held as part of assets held for sale)

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income.

Operating results: refers to operating income(loss).

Operating segments: North America segment includes the Flat, Long and Tubular operations of US, Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and includes Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business and our renewables operations in India. The Others segment includes the Flat, Long and Tubular operations of Ukraine and South Africa, the captive iron ore mines in Ukraine, holding companies and intragroup stock margin eliminations. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): refers to movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.	Impairment charges of $194 million in 2Q 2025 related to announced divestment of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia.
3.	Exceptional gains of $1,162 million in 2Q 2025 includes a $1,742 million gain from acquiring Nippon Steel’s 50% stake in AM/NS Calvert (North America segment), partially offset mainly by final settlement of the purchase price of Votorantim's long business in Brazil ($0.4 billion). One-off tax charges for $0.2 billion relate to the reversal of a deferred tax asset and corresponding deferred tax expense which was partly offset by the positive tax impact relating to the Votorantim settlement (both of which are considered exceptional items for the calculation of adjusted net income).

4.	See Appendix 4 for the reconciliation of adjusted net income and adjusted basic earnings per share.
5.	September 2020 was the inception date of the ongoing share buyback programs. Under the new 10 million share buyback program launched in April 2025, the Company has repurchased 2 million shares (~20%) in 2Q 2025 of the tranche.
6.	The estimate of potential additional contribution to EBITDA is based on assumptions once ramped up to full capacity and assuming prices/spreads generally in line with the averages of 2015-2020. Other projects under development include the construction of a new high added value finishing line (cold rolling mill) and a continuous coating line at Tubarão facility. The project is undergoing internal approvals, and ArcelorMittal Brasil is currently moving forward with detailed engineering (full feasibility study). As of June 30, 2025, last twelve months investable cash flow of $2.3 billion consisting of cash flow from operations of $4.9 billion less normative/maintenance capex of $2.6 billion.
7.	Liquidity at the end of June 30, 2025, of $11.0 billion consisted of cash and cash equivalents of $5.5 billion (including cash and cash equivalents held as part of assets held for sale) and $5.5 billion of available credit lines. On April 30, 2025, the facility agent confirmed that all Revolving Credit Facility (RCF) lenders have agreed to our one-year extension request dated February 2, 2025. Consequently, the maturity of the ArcelorMittal $5.5 billion RCF is extended by one year to May 29, 2030.
8.	Assets and liabilities held for sale are related to the announced divestment of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia (Europe) and Tubular subsidiaries.
9.	The acquisition of Votorantim’s long steel business in Brazil in 2018 significantly strengthened ArcelorMittal’s market position, adding approximately 2 million tonnes of annual production capacity, increasing market share, and unlocking cost efficiencies alongside substantial operational, logistics, and procurement synergies. As part of the original deal structure, Votorantim and ArcelorMittal retained certain put and call option rights. In March 2022, Votorantim exercised its put option, resulting in a valuation dispute that proceeded to arbitration in Brazil. Following hearings in October 2024, the parties reached a settlement in June 2025, under which ArcelorMittal Brasil will pay approximately $546 million over three years. Net of amounts previously provisioned, ArcelorMittal recorded a net amount of $0.4 billion in 2Q 2025 as an exceptional item.
10.	Updated status of selected strategic projects: Mardyck: Due to the brownfield nature of this project, unforeseen challenges in civil works have caused delays in the annealing and varnishing lines (ACL) part to 2H 2025 (previously 1H 2025). The annealing and pickling line (APL) and reversing mill (REV) part is also extended to 2H 2026 (previously 2H 2025) to perform additional studies to define the extent of the works. Las Truchas: delay from 1H 2026 to 2H 2026 is linked due to delays in obtaining environmental permits. AMNS India’s auto downstream complex is expected to be fully commissioned at the end of 2025. CGL3 was commissioned at Hazira in July 2025. Plans underway for further capacity expansion in Hazira and land acquisition started for 7.3Mtpa greenfield project in Andhra Pradesh (east coast).

Second quarter 2025 earnings analyst conference call

ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended June 30, 2025 on: Thursday July 31, 2025, at 9.30am US Eastern time. 14.30pm London time and 15.30pm CET.

To access via the conference call and ask a question during the Q&A, please register in advance:

https://register-conf.media-server.com/register/BIa9ddb069b791412ea06c4a5da9953318

Alternatively, the webcast can be accessed at: https://edge.media-server.com/mmc/p/eo349ane/.

A copy of the earnings call transcript will also be available on the website.

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP/Alternative Performance Measures

This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF), adjusted net income, adjusted basic earnings per share and the ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. The definition of EBITDA includes income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt, liquidity and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cashflow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cashflow that is available for allocation at management’s discretion. The Company’s guidance as to additional EBITDA estimated to be generated from certain projects is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2024, ArcelorMittal had revenues of $62.4 billion and crude steel production of 57.9 million metric tonnes, while iron ore production reached 42.4 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; ESG: +44 203 214 2801 and Bonds/credit: +33 1 71 92 10 26.

E-mail: investor.relations@arcelormittal.com

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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